May 12, 2015

Via EDGAR and Federal Express

Ms. Melissa Raminpour

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calavo Growers, Inc. – Annual Report on Form 10-K – Filed January 30, 2015 – File No. 000-33385

Dear Ms. Raminpour:

We are in receipt of the above captioned letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin, page 26

1.	We note your disclosure at the top of page 27 of the gross margin and gross profit percentages of RFG that would have resulted if you had not included the non-cash compensation expense related to the sale/acquisition of RFG totaling $1.8 million, $.7 million, and an insignificant amount in fiscal 2014, 2013, and 2012, respectively. Please note that disclosure of this adjusted gross margin appears to be a non-GAAP financial measure and as such is subject to the guidance in Item 10(e) of Regulation S-K. Please revise to include all disclosures required by this guidance. Also, the adjusted gross margin amount should be labeled as such and should not be labeled the same as the gross margin calculated in accordance with GAAP.

2.	Similarly, your disclosures related to net income and EPS excluding certain expenses as disclosed in Exhibit 99.1 to your Form 8-K filed March 12, 2015, should be revised to follow the guidance in Regulation G for disclosing non-GAAP financial measures.

In regard to comment 1 set forth above, we will comply with the comment in future filings of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, where applicable, by modifying our disclosure such that it will not be subject to the guidance in Item 10(e) of Regulation S-K, as we did not intend for such disclosure to be a non-GAAP financial measure.

In our future filings of our Annual Report on Form 10-K, we will remove the table as shown near the top of page 27. Our expected disclosure is provided below:

Securities and Exchange Commission

May 12, 2015

Note that RFG’s Cost of Sales for fiscal 2014 and 2013 include non-cash compensation expense related to the sale/acquisition of RFG totaling $1.8 million and $0.7 million. See Note 3 to our Consolidated Financial Statements. If we did not include these non-cash expenses, RFG’s gross margin would increase 8.0% for fiscal 2014 and 3.9% for fiscal 2013.

In regard to comment 2 set forth above, we will comply with the comment in future filings of Form 8-K by modifying our disclosure, if applicable, such that it will follow the guidance in Regulation G for disclosing non-GAAP financial measures. An example disclosure is provided below:

•	Net Income Grows to $5.3 Million Versus a Net Loss of $1.8 Million One Year Earlier (Which Included Renaissance Food Group, LLC Non-Cash Operating Expenses of $5.4 Million; Excluding Amount, Fiscal 2014 Adjusted Net Income Totaled $4.0 Million)

•	Earnings Per Share Equals 31 Cents Which Compares with a Net Loss of 11 Cents in Last Year’s First Quarter (Which Included Non-Cash Operating Expense of 34 Cents Per Share; Excluding Amount, Fiscal 2014 Adjusted EPS equaled 25 Cents)

Form 10-Q for the Quarter Ended January 31, 2015

Item 4. Controls and Procedures, page 21

3. We note your disclosure that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures were effective as of January 31, 2015. You also disclose that there were no changes in your internal control over financial reporting during the quarter ended January 31, 2015 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In light of the fact that you concluded in your Form 10-K for the year ended October 31, 2014 that your disclosure controls and procedures were not effective as of October 31, 2014 due to the existence of a material weakness in internal control over financial reporting, please explain to us how you were able to conclude that disclosure controls and procedures were effective at January 31, 2015.

The material weakness as disclosed in our Annual Report on Form 10-K, filed on January 30, 2015, is shown below:

“As of October 31, 2014, there was a material weakness in the Company’s controls over its accounting for and reporting of contingent consideration as such applies to business combinations. Specifically, our controls did not properly identify the failure to apply generally accepted accounting principles with respect to what qualifies as an equity instrument vs. a liability instrument in a business combination. Initially, we recorded the contingent consideration, which was settleable in common stock, as an equity instrument and therefore did not record expense based on the changes in fair value of the contingent consideration. However, the contingent consideration should have been accounted for as a liability requiring re-measurement to fair value. As a result, material errors to the recorded contingent consideration occurred and were not timely detected.”

Securities and Exchange Commission

May 12, 2015

The transaction that generated this material weakness took place during fiscal 2011. Also, the contingent consideration agreed to in this acquisition was unique to Calavo Growers, Inc. during fiscal 2011 and no similar transaction has been entered into from fiscal 2011 up to and including our quarter ended January 31, 2015. As such, the types of transactions that gave rise to the material weakness are simply not applicable during our quarter ended January 31, 2015. Therefore, when our principal executive and principal financial officers evaluated the effectiveness of our internal controls and procedures for the quarter ended January 31, 2015, we were able to conclude that our internal controls were effective, based on the relevant transactions that took place, and the controls that govern them, during such quarter.

Furthermore, we do not believe that any disclosure pursuant to Item 308(c) of Regulation S-K is appropriate either for, as stated above, no similar transaction took place during the quarter ended January 31, 2015 which would allow us to reevaluate, and perhaps change, our internal controls related to what qualifies as an equity instrument vs. a liability instrument in a business combination. When and if such a transaction takes place, we will consider disclosing any changes in our internal controls pursuant to Item 308(c) of Regulation S-K.

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2. Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3. The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Arthur J. Bruno

Arthur J. Bruno

Principal Financial Officer

Calavo Growers, Inc.